Exhibit 99.135

ImmunoPrecise Reports Financial Results and Recent Business Highlights for Second Quarter of 2021 Fiscal Year

•	Record Quarterly Revenue of $4,754,545 and Adjusted EBITDA of $795,159

•	Announced Strategic Partnership with Mila to Expand AI Capabilities and Functionality of Antibody Development Platform

•	Advanced Lead Candidates for COVID-19 PolyTope™ Cocktail Therapy, Preclinical Trials Scheduled to Launch in January 2021

VICTORIA, BC, Dec. 21, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) today announced financial results for the second quarter of its 2021 fiscal year ended October 31, 2020.

Q2 Fiscal 2021 Financial Highlights:

•	Revenue was $4.8 million for the quarter ended October 31, 2020, an increase of $1.6 million, or 50%, compared to $3.2 million in the same quarter last year.

•	Adjusted EBITDA was $795,159 for the quarter ended October 31, 2020, an increase of $858,577 compared to ($63,418) in the same quarter last year.

•	Current cash balance is $16.8 million as of October 31, 2020 compared to $2.6 million as of the fiscal year end April 30, 2020.

Financial Results

Revenue: The Company’s revenues were $4,754,545 for the three-months ended October 31, 2020 compared to revenues of $3,162,365 for the same period last year, a 50% increase. This was a result of the Company’s increased contract volume, which is due to ongoing emphasis on generating diversified discovery programs utilizing distinctive animal repertoires and multiple technologies with unique advantages.

Research and Development: The Company has invested $1,358,529 in research and has recorded $2,154,577 in grant income and subsidies through October 31, 2020. The Company has been expanding its commitment to research and development initiatives aimed at introducing new services through both internal development as well as through partnerships. The company has also undertaken research and development projects related to COVID-19 and has been awarded government grants and subsidies to support those efforts.

Net Loss. The Company recorded a net loss of $463,583 during the three-months ended October 31, 2020, a decrease of $899,962 from the net loss of $1,363,545 for the three months ended October 31, 2019. The improvement is a result of the Company’s increase in revenue, higher gross profit and grant and subsidy income offset by higher research and development expenses and other operating expenses.

Non-IFRS Measures. *Adjusted EBITDA for the three-months ended October 31, 2020 was $795,159, an increase of $858,577 from the Adjusted EBITDA of ($63,418) for the three months ended October 31, 2019. The increase is a result of the increase in revenue, higher gross profit and grant and subsidy income offset by higher research and development expenses and other operating expenses compared to the prior period.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, “We have again achieved accelerated revenue growth in the second quarter of Fiscal Year 2021 as we continued to gain market share across different business units. We are anticipating additional commercial opportunities that will bolster our CRO revenues going forward, including within our partnered programs in our subsidiary, Talem Therapeutics.”

Dr. Bath concluded, “The Company’s financial position is strong, providing support for our strategic growth plans in geographical expansion and digital transformations within AI at the intersection of genomics and immunology. We are grateful for the dedication of our employees and partners and remain committed to working with them to enable scientific innovation worldwide. Looking ahead, we will continue to invest in new capabilities that help our partners across the globe progress in their research and bring groundbreaking medicines and treatments to patients in need.”

Recent Business Highlights

•

Selected Lead Formulation for Preclinical PolyTope™ Antibody Cocktail Therapy: In November 2020, ImmunoPrecise announced the nomination the first anti-SARS-CoV-2 cocktail therapy consisting of four, human, synergistic antibodies for preclinical testing. The preclinical trial will examine the safety, tolerability and efficacy of the proposed therapeutic cocktail in the well-defined, SARS-CoV-2, Syrian hamster model.

•

Entered into Technology Partnership with Genmab Targeting Infectious Disease: In November 2020, ImmunoPrecise entered into a research agreement with Genmab A/S, to generate novel bispecific antibody combinations using Genmab’s proprietary DuoBody® platform and IPA’s proprietary antibodies in the field of infectious disease.

•

Announced Strategic AI Partnership with Mila: In November 2020, ImmunoPrecise announced a partnership with Mila, a world-renowned artificial intelligence (AI) research institute, to research and develop novel therapeutics. Through the partnership, the companies will access previously unexplored datasets generated by ImmunoPrecise to explore how to better design new therapeutics against life-threatening disease.

•

Announced Collaboration with Twist Biosciences for the Creation of Novel, Therapeutic Antibody Products: In October 2020, ImmunoPrecise announced a collaboration with Twist Biosciences to leverage Twist’s silicon DNA platform to enhance its antibody therapeutics and expand its early-stage pipeline into a wider range of oncology targets. Following initial discovery work, the companies will then aim to jointly advance the programs through proof-of-concept and preclinical, and eventually clinical, development.

•

Initiated Preclinical Trials for SARS-CoV-2 Vaccines in Collaboration with LiteVax: In September 2020, ImmunoPrecise, in partnership with LiteVax, initiated preclinical trials for a set of vaccine candidates being developed against SARS-CoV-2. The formulations were designed using ImmunoPrecise’s extensive data sources and co-formulated with LiteVax’s novel class of synthetic carbohydrate derivates designed to act as a vaccine adjuvant.

•

Released Second-Generation B Cell Select™: In September 2020, IPA Europe, a subsidiary of ImmunoPrecise, announced the release of a second-generation B-Cell Select platform. The new technology will accelerate antibody identification and discovery capabilities by allowing for increased automation of their selection technology and subsequent single cell cloning.

•

Announced Multi-Specific SARS-CoV-2 Antibody Collaboration with Zymeworks: In September 2020, ImmunoPrecise announced a research collaboration with Zymeworks to utilize their Azymetric™ and EFECT™ platforms for the development of antibody candidates against COVID-19. Candidates obtained from this collaboration will undergo thorough testing using spike proteins provided by the National Research Council Canada and if effective, will proceed to further animal testing.

•

Commenced Application Process to Dual Listing on NASDAQ: In September 2020, ImmunoPrecise announced its application to list on the Capital Market “NASDAQ” exchange. NASDAQ is the world’s pre-eminent exchange for biotech and pharma companies and will expand the Company’s exposure and access to U.S. and international investors.

IPA periodically provides information for investors on its corporate website, ImmunoPrecise.com. This includes press releases and other information on financial performance, reports filed or furnished with the TSX, information on corporate governance and details related to its annual meeting of shareholders. Reports filed or furnished with the TSX can be found at sedar.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions, and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended October 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

*	Non-IFRS Financial Measure

Readers are cautioned that “Adjusted EBITDA” is a measure not recognized under IFRS. Adjusted EBITDA is defined as earnings before interest income, taxes, depreciation and amortization, share-based compensation, restructuring costs, impairment charges and other non-recurring gains or losses. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that “Adjusted EBITDA” is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as an indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com; Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5.

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:12e 21-DEC-20